Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

LETTER FOR MAINTENANCE OF EXEMPTION

20 February 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. Public announcement in relation to the suspension of trading in shares of Sime Darby Berhad on the Kuala Lumpur Stock Exchange on Tuesday, 24 February 2004 - released on 20 February 2004.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

dlw 2/20

Encl.

c.c. Ms Anita Sung
The Bank of New York

Fax No. (212)571-3050

anit/sdb/suspension-request

Form Version 2.0

General Announcement

Submitted by S DARBY on 20-02-2004 05:17:31 PM
Reference No SD-040213-C7312

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Request for suspension of trading

* **Contents :-**

The Board of Sime Darby Berhad ("Sime Darby") wishes to announce that Malaysia Securities Exchange Berhad has approved Sime Darby's request for suspension in the trading of shares of Sime Darby from 9.00 a.m. to 5.00 p.m. on Tuesday, 24 February 2004 to enable the public dissemination of Sime Darby's announcement of results for the second quarter ended 31 December 2003 scheduled to be released on the same day.

This announcement is dated 20 February 2004.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: